Exhibit 99.1

Canadian Zinc Corporation

Suite 1710, 650 West Georgia Street

Vancouver, British Columbia V6B 4N9

NOTICE OF MEETING

TO:       The Shareholders of Canadian Zinc Corporation

NOTICE IS HEREBY GIVEN THAT an annual general and special meeting (the "Meeting") of the shareholders of Canadian Zinc Corporation (the "Company") will be held at 10th Floor, 595 Howe Street, Vancouver, British Columbia on Wednesday, June 27, 2018, at the hour of 10:00 a.m., Vancouver time, for the following purposes:

1.	To receive the financial statements of the Company together with the auditors' report thereon for the financial year ended December 31, 2017;

2.	To fix the number of directors of the Company at seven (7);

3.	To elect directors of the Company for the ensuing year;

4.	To appoint the auditors of the Company for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors;

5.	To approve an increase in the number of shares reserved for issue under the Company's stock option plan by 10,800,000 shares as more particularly set out in the information circular in respect of the Meeting;

6.	To consider, and if deemed advisable, pass with or without amendment, an ordinary resolution of disinterested shareholders of the Company authorizing and approving the issuance of 100,000,000 units of the Company ("Units") to RCF VI CAD LLC, a wholly owned subsidiary of Resource Capital Fund VI L.P., at a price of $0.20 per Unit for aggregate gross proceeds of $20,000,000, as more particularly set out in the information circular in respect of the Meeting. Each Unit consists of one common share in the capital of the Company and one-half of one transferable common share purchase warrant (each whole warrant, a "Warrant"). Each Warrant will entitle the holder thereof to purchase one common share in the capital of the Company at an exercise price of $0.25 per share until December 31, 2018;

7.	To consider, and if deemed advisable, pass, with or without amendment, a special resolution authorizing and approving an arrangement under section 288 of the Business Corporations Act (British Columbia) to effect an internal reorganization of the Company, as a result of which, among other things, the Company's common shares will be exchanged, subject to provisions respecting small lot shareholders, on a one-for-one basis for common shares of newly formed NorZinc Ltd. ("Holdco"), the Company will become a wholly-owned subsidiary of Holdco and the shareholders of the Company will become shareholders of Holdco, as more particularly set out in the information circular in respect of the Meeting; and

8.	To transact such further or other business as may properly come before the Meeting and any adjournments thereof.

Any adjournment of the Meeting will be held at a time and place to be specified at the Meeting. The information circular with respect to the Meeting provides additional information about the matters to be dealt with at the Meeting and is deemed to form part of this notice.

All shareholders are invited to attend the Meeting. Only shareholders at the close of business on May 18, 2018 are entitled to receive notice of and vote at the Meeting. If you are a registered shareholder, you will have received this Notice of Meeting and a form of proxy. Registered shareholders who are unable to attend the Meeting are requested to read the notes included in the form of proxy enclosed and then to complete, date, sign and mail the enclosed form of proxy, or to complete the proxy by telephone or the internet, in accordance with the instructions set out in the proxy. Completed proxies must be received by 10:00 a.m. (Pacific Time) on June 25, 2018, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

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If you are a non-registered (beneficial) shareholder, you will have received this Notice of Meeting and a voting instruction form. If you are a non-registered shareholder and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding such shares on your behalf. Non-registered shareholders are requested to read the instructions included in the voting instruction form enclosed and then to complete the voting instruction form in accordance with the instructions, and by the deadline, set out therein.

DATED this 25th day of May, 2018

BY ORDER OF THE BOARD OF DIRECTORS

"John F. Kearney"

John F. Kearney, Chairman

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